HemaCare Corporation
Exhibit 11
Net Income per Common and Common Equivalent Share

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004
BASIC
Weighted average common shares used to compute basic earnings per share	8,106,000	7,756,000	8,090,000	7,756,000
Net income	$440,000	$488,000	$716,000	$734,000
Basic net income per share	0.05	0.06	0.09	0.09
DILUTED
Weighted average common shares used to compute basic earnings per share	8,106,000	7,756,000	8,090,000	7,756,000
Dilutive common equivalent shares attributable to stock options (based on average market price)	554,000	284,000	568,000	204,000
Dilutive common equivalent shares attributable to warrants (based on average market price)	146,000	49,000	149,000	39,000
Weighted average common shares used to compute diluted earnings per share	8,806,000	8,089,000	8,807,000	7,999,000
Net income	$440,000	$488,000	$716,000	$734,000
Dilutive net income per share	0.05	0.06	0.08	0.09